Bennjamin Scott Manning Work History

Macrofy, Inc.
President
July 2021 – present

Uline
DMM – Safety and International
March 2018 – May 2021

Walmart
Director – Sourcing, Baby
September 2015 – February 2018

Director – Global Sourcing Consumables
July 2012 – September 2015